FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

For the month of December 2008

TOWER SEMICONDUCTOR LTD.
(Translation of registrant’s name into English)

Ramat Gavriel Industrial Park
P.O. Box 619, Migdal Haemek, Israel 23105
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        On December 1, 2008, the registrant announced that it Continues Execution of $60 Million per Year Cost Reduction Plan. Attached please find the press release.

        This Form 6-K is being incorporated by reference into all effective registration statements filed by us under the Securities Act of 1933.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 1, 2008	TOWER SEMICONDUCTOR LTD. By: /s/ Nati Somekh Gilboa —————————————— Nati Somekh Gilboa Corporate Secretary

Tower Semiconductor Continues Execution of
$60 Million per Year Cost Reduction Plan

Announced Today a Reduction in Force of 280 Jobs,
Comprised of 200 in Tower and 80 in Jazz

MIGDAL HAEMEK, Israel, December 01, 2008 – Tower Semiconductor Ltd. (NASDAQ: TSEM; TASE: TSEM), an independent specialty foundry, continues to execute its previously announced cost reduction plan, expected to result in approximately $60 million of annual run-rate savings commencing in 2009. This plan focuses on synergies inherent in the merger and integration with Jazz Technologies, Inc., such as operational and organizational efficiencies, and also includes stand alone Tower and Jazz cost reductions.

A number of cost savings initiatives are being implemented, including reduction in manufacturing and materials’ cost through multiple sourcing of materials and spare parts, substitution of expensive materials and parts by less expensive alternatives and price negotiations with suppliers, and a reduction in sustained capital expenditures. With respect to its workforce, Tower announced today a reduction of approximately 200 employees resulting in a total reduction of approximately 400 positions in its workforce since the announcement of the signing of the merger agreement with Jazz on May 19 of this year. In addition, Jazz Semiconductor’s work force is reduced by approximately 80 employees.

In addition to the elimination of overlapping positions following the completion of Tower’s merger with Jazz, the workforce reductions announced today take into consideration the current global economic downturn and its impact on the semiconductor industry as well as the fact that Tower has not yet received from the Israeli government grants related to its capital investments from 2006 to 2008, performed in accordance with its investment plan filed on 2005, which were promised, committed and are over two years past due. In response, Tower has filed a petition with the Israeli High Court of Justice targeting an approval certificate from the State of Israel for up to $80 million of grants.

Together with the recent 15 to 20 percent increase in the United States Dollar (USD) to New Israeli Shekel (NIS) exchange rate and the reduction in the interest rate on Tower’s outstanding bank debt as part of its restructuring agreement announced in September of this year, the cost reduction plan is designed to improve future gross, operating and net margins in fiscal year 2009 and beyond.

“As recently announced, we are optimistic that we will exceed our original annual savings estimate and are targeting approximately $60 million of annual run rate cost reductions,” said Russell Ellwanger, CEO of Tower Semiconductor. “Tower will continue to place a strong emphasis on cost efficiencies in consideration of the current global economic downturn, which necessitates careful but decisive planning to further drive down expenses resulting in a leaner, stronger company poised to emerge from this downturn as the number one world-wide specialty foundry. Moving forward, we will continue to evaluate opportunities to improve our cost structure across the organization, as well as accelerate our top line growth.”

About Tower Semiconductor Ltd.
Tower Semiconductor Ltd. is a pure-play independent specialty wafer foundry. Tower manufactures integrated circuits with geometries ranging from 1.0 to 0.13-micron; it also provides complementary technical services and design support. In addition to digital CMOS process technology, Tower offers advanced mixed-signal & RF-CMOS, Power Management, CMOS image-sensor and non-volatile memory technologies. Through access to the process portfolio of its wholly owned subsidiary, Jazz Semiconductor, Tower offers RF CMOS, Analog CMOS, Silicon and SiGe BiCMOS, SiGe C-BiCMOS, Power CMOS and High Voltage CMOS. To provide world-class customer service, Tower maintains two manufacturing facilities in Israel with access to Jazz Semiconductor’s fab in the U.S. and manufacturing capacity in China through Jazz’s partnerships with ASMC and HHNEC. For more information, please visit www.towersemi.com and www.jazzsemi.com.

Safe Harbor:
This press release includes forward-looking statements, which are subject to risks and uncertainties. Actual results may vary from those projected or implied by such forward-looking statements. A complete discussion of risks and uncertainties that may affect the accuracy of forward-looking statements included in this press release or which may otherwise affect Tower and Jazz’s business is included under the heading “Risk Factors” in Tower’s most recent filings on Forms 20-F, F-4, F-3 and 6-K, as were filed with the Securities and Exchange Commission (the “SEC”) and the Israel Securities Authority and Jazz’s most recent filings on Forms 10-K and 10-Q, as were filed with the SEC. Tower and Jazz do not intend to update, and expressly disclaim any obligation to update, the information contained in this release.

Contacts:

Tower Semiconductor Noit Levi, + 972-52-457 8266 noitle@towersemi.com or:

Shelton Group Ryan Bright, (972) 239-5119 ext. 159 rbright@sheltongroup.com